                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                            Commission File Number 000-20253

(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

               For Period Ended:  June 30, 2003

               [_]  Transition Report on Form 10-K
               [_]  Transition Report on Form 20-F
               [_]  Transition Report on Form 11-K
               [_]  Transition Report on Form 10-Q
               [_]  Transition Report on Form N-SAR

               For the Transition Period Ended:________________________________

  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________

PART I -- REGISTRANT INFORMATION

Full name of registrant   DIVALL INCOME PROPERTIES 3 LIMITED PARTNERSHIP

Former name if applicable

Address of principal executive office (Street and number)

                          101 West 11th Street

City, state and zip code  Kansas City, MO 64105

PART II -- RULES 12b-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X]  |         will be filed on or before the fifteenth calendar day following
     |         the prescribed due date; or the subject quarterly report or
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

 State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
The Partnership is in the process of restating its quarterly financial statements for the quarters ended June 30, 2002, and September 30,
2002, previously filed on Form 10-Q, to present the Partnership's financial information on the liquidation basis of accounting.  The
Partnership adopted a plan of liquidation in the second quarter.
It is anticipated that the Partnership's financial statements will be prepared using the liquidation basis of accounting as of June 30, 2003.
Additionally, it is anticipated that the Partnership's financial statements for the quarter ended March 31, 2003, will be restated to reflect a change in the manner of accounting for the operations of assets held for sale as discontinued operations as required by
Statement of Financial Accounting Standards No. 144, "Accounting for
the Impairment or Disposal of Long-Lived Assets."  Additional time is required to reflect these adjustments in the Partnership's books and records and to finalize the Partnership's financial statements for the fiscal year ended December 31, 2002, and for the quarters ended
March 31, 2003 and June 30, 2003.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

            Bruce A. Provo                          (816) 421-7444
                (Name)                     (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  [_] Yes  [X] No
 Form 10-K for year ending December 31, 2002.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Due to the sale of three of the Partnership's properties in June, 2002, and the written consent of the holders of more than fifty percent (50%)
of the Partnership's interests authorizing such sales and subsequent dissolution and liquidation of the Partnership, the Partnership's financial statements were converted from the going concern (historical cost) basis to the liquidation basis of accounting as of June 29, 2003.
The conversion resulted in a decrease in the carrying value of the net assets of $315,000.  The decrease was due entirely to the recorded estimated liabilities associated with carrying out the liquidation.
For the period from April 1, 2002, through June 28, 2002, income from operations was approximately $551,000, and rental income was approximately
$56,000.  No income from operations was recorded for the period from June
29 through June 30, 2002.  Only one vacant property remained as of June 30,
2002.

In the second quarter of 2003, the Partnership had a loss from operations of approximately $24,000.  Additionally, the carrying value of the net assets was decreased by approximately $121,000.  The decrease was due to an $82,000 property write-down of the final Partnership property to its net estimated sales price, and a $39,000 increase in the recorded estimated liabilities associated with carrying out the liquidation.

                 DIVALL INCOME PROPERTIES 3 LIMITED PARTNERSHIP
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Aug. 12, 2003                                   /s/ Bruce A. Provo
                                                   Bruce A. Provo, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C.1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules
   and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
   Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General
   Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of
   Regulation S-T (sec. 232.201 or sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (sec. 232.13(b)
   of this Chapter).